As Filed with the U.S. Securities and Exchange Commission on October 23, 2026

1933 Act File No. 333-222469

1940 Act File No. 811-23324

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

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Commission File Number 001-38446

PGIM ETF Trust

NYSE Arca, Inc.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

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655 Broad Street, 6th Floor, Newark, New Jersey 07102 (Address of Principal Executive Offices) (Zip Code)

1-800-225-1852

(Phone Number)

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PGIM Active High Yield Bond ETF

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐17 CFR 240.12d2-2(a)(1)

☐17 CFR 240.12d2-2(a)(2)

☐17 CFR 240.12d2-2(a)(3)

☐17 CFR 240.12d2-2(a)(4)

☐Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, PGIM ETF Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person on this 23rd day of October, 2026.

By:	/s/ Debra Rubano
Debra Rubano
Attorney in Fact